VIA EDGAR

June 15, 2012

Michael R. Clampitt, Esq.

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flagstar Bancorp, Inc.
Form 10-K for the period ended December 31, 2011
Forms 10-Q for period ended March 31, 2012
File No. 001-16577

Dear Mr. Clampitt:

We are writing to request an extension of time to respond to your letter, dated June 7, 2012 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, both as filed with the Securities and Exchange Commission by Flagstar Bancorp, Inc.

Since receiving the Comment Letter, we have devoted significant effort and resources to review your comments, undertake our analysis and draft our responses. Our activities include internal planning sessions, coordination with our external auditors, consultation with our external accounting advisors, and discussions with our outside securities counsel. However, we require additional time to consider and respond fully to your comments, which responses are required to include submission of proposed disclosures for future filings.

Based on the above, we request an extension of time until July 6, 2012, to properly respond to the Staff’s comments.

If you would like to discuss this matter directly or have any questions, please do not hesitate to contact me directly at 248-312-5580 or our outside counsel Jeremy Johnson at (202) 828-2463.

Sincerely,

FLAGSTAR BANCORP, INC.

/s/	Paul D. Borja
By:	Paul D. Borja
Its:	Executive Vice President and Chief Financial Officer